MANAGEMENT’S DISCUSSION AND ANALYSIS
(Amounts are expressed in United States dollars, unless otherwise indicated)

THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2007 and 2006

This Management’s Discussion and Analysis ("MD&A") of Lundin Mining Corporation ("Lundin Mining" or the "Company") has been prepared for the three months and nine months ended September 30, 2007 and is dated November 9, 2007. It is intended to supplement and complement the accompanying unaudited interim consolidated financial statements and notes thereto for the third quarter ended September 30, 2007.

Please also refer to the cautionary statement of forward-looking information at the end of the MD&A. Additional information relating to the Company is available on the SEDAR website at www.sedar.com. All the financial information in this MD&A has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and all dollar amounts in the tables are expressed in thousands of US dollars, unless otherwise noted.

Overview

Lundin Mining is a Canadian-based international mining company that owns and operates the Zinkgruvan zinc/lead/silver mine in Sweden, the Galmoy zinc/lead mine in Ireland, the Neves-Corvo copper/zinc mine in Portugal, and the Aguablanca nickel/copper mine in Spain. Additionally, the Company owns the Storliden copper/zinc mine in Sweden, which is operated by Boliden AB, as well as the Aljustrel zinc/lead/silver mine in Portugal, which is scheduled to begin production in the fourth quarter of 2007. The Company also has a 49% interest in the Ozernoe project in Russia, one of the largest undeveloped zinc/lead projects in the world and a 24.75% interest in Tenke Fungurume, a major copper-cobalt project in the Democratic Republic of Congo ("DRC").

Recent Developments and Highlights

Earnings for the Third Quarter

The Company had net earnings for the three months ended September 30, 2007 were $123.1 million or $0.32 per share on sales of $292.8 million compared to net earnings of $30.7 million or $0.25 per share on sales of $98.9 million for the same period in 2006. Higher net earnings and sales for the third quarter were due primarily to the addition of the Neves-Corvo mine, which was acquired in the fourth quarter of 2006, a $27.5 million gain from the sale of investments, and a reduction of the corporate tax rate in Portugal which translated into a recovery of future income taxes during the quarter.

Tender Offer for Rio Narcea Gold Mines, Ltd.

On July 17, 2007, the Company acquired control of Rio Narcea Gold Mines, Ltd. ("Rio Narcea"). As at August 20, 2007, the final day of Lundin Mining’s amended offer to acquire all the shares and share purchase warrants of Rio Narcea, a total of 158,018,283 shares and 20,099,020 warrants had been tendered, representing 92.9% of the fully diluted shares outstanding. Subsequent to the expiration of the final amended tender offer to acquire all the shares and share purchase warrants, the Company undertook a compulsory acquisition transaction under the Canada Business Corporations Act to take up the balance of the shares. The Company, as a majority holder of the share purchase warrants, also approved an amendment to the terms of the indenture governing the warrants, allowing Rio Narcea to redeem all, but not less than all, of those securities. To finance these two transactions, a final payment was made to Computershare Investor Services in mid October, thereby completing the redemption, by Rio Narcea, of 100% of the share purchase warrants and the acquisition, by the Company, of 100% of the issued and outstanding shares in Rio Narcea.

Concurrent with the offer to purchase Rio Narcea, the Company signed an option agreement with Red Back Mining Inc. for the sale of the Tasiast gold mine for cash consideration of $225 million and the assumption of $53.1 million of debt and hedging contracts. The sale was completed on August 2, 2007.

Completed the Acquisition of Tenke Mining Corp. ("Tenke")

The acquisition of Tenke Mining Corp. ("Tenke") was completed July 3, 2007 following the approval by the shareholders’ of both companies and the Superior Court of Justice of the Province of Ontario. Tenke’s main asset is a 24.75% holding in the Tenke Fungurume project in the Democratic Republic of Congo ("DRC"), which is one of the largest and highest grade, undeveloped copper-cobalt deposits in the world. Work is in progress to develop the deposit into a low-cost open-pit mine and start-up is planned for in 2009. Freeport McMoRan Copper & Gold Inc., through one of its Phelps Dodge subsidiaries, holds a 57.75% interest in Tenke Fungurume and is the operator of the project.

Listing on the New York Stock Exchange

Common shares of Lundin Mining commenced trading on the New York Stock Exchange ("NYSE") on September 20, 2007. With the commencement of trading on the NYSE, the Company’s shares no longer trade on the American Stock Exchange. Lundin’s common shares continue to trade on the Toronto Stock Exchange and in the form of Swedish Depository Receipts on the OMX Nordic Exchange.

Sale of Silver Production from Neves-Corvo and Aljustrel

On September 28, 2007, the Company completed its proposed sale of silver contained in concentrate from its Neves-Corvo and Aljustrel mines to Silverstone Resources Corp ("Silverstone"). Under the terms of the agreement, the Company received an upfront cash payment of $42.5 million and 19,656,250 common shares of Silverstone valued at Cdn$2.36 per share. Upon delivery of its silver in concentrate to Silverstone, the Company will receive the lower of $3.90 per ounce of silver (subject to a 1% annual inflationary adjustment after three years and yearly thereafter) or the then prevailing market price per ounce of silver.

Gain of $27.5 million From Sale of Investment

During the third quarter of 2007, the Company disposed of an investment acquired during the year for strategic purposes. The proceeds from the sale were $186.6 million for a pre-tax gain of $27.5 million.

Summary of Operations
Metal Produced*
		September 30,		September 30,
		2007	2006	2007	2006
Copper (tonnes)	Neves-Corvo	20,585	18,300	64,865	59,951
	Storliden	550	3,046	3,248	8,499
	Aguablanca	1,519	1,697	4,733	4,840
	Total	22,654	23,043	72,846	73,290

Zinc (tonnes)	Neves-Corvo	5,904	3,018	18,145	3,018
	Zinkgruvan	16,745	15,374	50,823	56,159
	Storliden	1,823	8,220	11,374	22,096
	Galmoy	11,920	16,750	34,494	46,582
	Total	36,392	43,362	114,836	127,855

Lead (tonnes)	Zinkgruvan	6,630	7,373	25,937	23,197
	Galmoy	3,276	3,376	8,253	10,457
	Total	9,906	10,749	34,190	33,654

Nickel (tonnes)	Aguablanca	1,579	1,542	4,940	4,763

Silver (ounces)	Neves-Corvo	211,287	153,278	635,650	494,591
	Zinkgruvan	388,276	432,400	1,319,279	1,285,156
	Galmoy	26,601	28,106	68,368	114,654
	Total	626,164	613,784	2,023,297	1,894,401

*100% of 2006 and 2007 metal production at Neves-Corvo and Aguablanca is included for comparative purposes only. This does not, however, represent Lundin Mining’s actual ownership during the period. EuroZinc Mining (owner of Neves-Corvo) completed a merger with Lundin Mining in October 2006 and Lundin acquired Rio Narcea (owner of Aguablanca) on July 17, 2007.

Metal Sold and Payable*
		Three months ended		Nine months ended
		September 30,		September 30,
		2007	2006	2007	2006
Copper (tonnes)	Neves-Corvo	18,764	17,140	61,532	55,643
	Storliden	522	2,642	3,081	7,456
	Aguablanca	1,436	1,250	4,162	3,820
	Total	20,722	21,032	68,775	66,919

Zinc (tonnes)	Neves-Corvo	6,168	1,479	14,911	1,479
	Zinkgruvan	15,274	13,038	43,363	47,716
	Storliden	1,550	6,989	9,669	18,787
	Galmoy	10,445	14,136	29,112	39,346
	Total	33,437	35,642	97,055	107,328

Lead (tonnes)	Zinkgruvan	5,284	6,791	22,918	22,469
	Galmoy	2,766	3,262	7,215	10,790
	Total	8,050	10,053	30,133	33,259

Nickel (tonnes)	Aguablanca	1,570	1,255	4,991	4,046

Silver (ounces)	Neves-Corvo	135,960	88,069	412,880	298,144
	Zinkgruvan	306,048	398,814	1,160,895	1,244,734
	Galmoy	14,002	26,722	42,109	113,197
	Total	456,010	513,605	1,615,884	1,656,075

*100% of 2006 and 2007 metal sales at Neves-Corvo and Aguablanca is included for comparative purposes only. This does not, however, represent Lundin Mining’s actual ownership during the period. EuroZinc Mining (owner of Neves-Corvo) completed a merger with Lundin Mining in October 2006 and Lundin Mining acquired Rio Narcea (owner of Aguablanca) on July 17, 2007.

Selected Quarterly Financial Information

	Three Months Ended
($000's, except per share data)	30-Sep-07	30-Jun-07	31-Mar-07	31-Dec-06	30-Sep-06	30-Jun-06	31-Mar-06	31-Dec-05
Sales	$292,757	$319,935	$193,920	$236,072	$98,941	$112,918	$91,798	$63,820
Net earnings	123,100	159,908	53,708	63,590	30,737	37,161	21,461	14,221
Earnings per share, basic (i)	0.32	0.56	0.19	0.28	0.25	0.30	0.18	0.12
Earnings per share, diluted (i)	$0.32	$0.56	$0.19	$0.27	$0.25	$0.30	$0.17	$0.12

(i)

The earnings per share (basic and diluted) is determined separately for each quarter. Consequently, the sum of the quarterly amounts may differ from the year to date amount disclosed in the unaudited interim consolidated financial statements as a result of using different weighted average numbers of shares outstanding. All share related information (i.e. earnings per share) are calculated as if the three-for-one stock split, which was effective February 5, 2007, had occurred at the beginning of the earliest period presented (October 1, 2005).

Results of Operations

Summary

The Company had net earnings for the three months ended September 30, 2007 of $123.1 million or $0.32 per share on sales of $292.8 million compared to net earnings of $30.7 million or $0.25 per share on sales of $98.9 million for the same period in 2006. Higher net earnings and sales for the third quarter were due primarily to the addition of the Neves-Corvo mine, which was acquired in the fourth quarter of 2006, a $27.5 million gain from the sale of investments, and a reduction of the corporate tax rate in Portugal which translated into a recovery of future income taxes during the quarter. Cash flow from operations for the quarter was $155.6 million as compared with $59.4 million for the same period in 2006.

Net earnings for the nine months ended September 30, 2007 were $336.7 million or $1.05 per share on sales of $806.6 million as compared with sales and net earnings of $303.7 million and $89.4 million, respectively, for the same period in 2006. Cash flow from operations for the nine month period in 2007 was $316.3 million as compared with $136.5 million for the same period in 2006.

Sales

Total sales increased 196% or $193.9 million in the third quarter to $292.8 million as compared with $98.9 million for the same period in 2006. This increase was due primarily to the addition of the Neves-Corvo and Aguablanca mines, added in the fourth quarter of 2006 and the third quarter of 2007, respectively.

Year-to-date, total sales were $806.6 million in 2007 as compared with $303.7 million for the same period in 2006, the result of both the additional operations as discussed above as well as higher realized metal prices.

Cost of Sales

Cost of sales increased 251% or $88.7 million in the third quarter to $124.1 million compared with cost of sales of $35.4 million for the same period in 2006. This increase was primarily due to the costs associated with the increased sales added from the Neves-Corvo and Aguablanca mines, combined with a continued weakening of the US dollar against both the Euro and the Swedish Kronor.

Year-to-date, cost of sales were $284.3 million as compared with $109.7 million for the same period in 2006.

Accretion of Asset Retirement Obligations

Accretion of asset retirement obligation during the third quarter was $2.5 million compared to $Nil for the same period in 2006. The increase was due primarily to the addition of the Neves-Corvo and Aljustrel mines acquired in the fourth quarter of 2006 as well as the Aguablanca mine acquired in the third quarter of 2007. Additionally, the increase was also attributable to the commencement of provisions beginning in 2007 for future site restoration costs at both the Galmoy and Zinkgruvan mines.

Year-to-date, accretion of asset retirement obligations were $4.8 million compared to $Nil for same period in 2006.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased 220% or $32.6 million to $47.4 million for the third quarter 2007 as compared with $14.8 million for the same period in 2006. This increase was due primarily to the addition of the Neves-Corvo and Aguablanca mines. The depreciation, depletion and amortization on the mining assets from the Neves-Corvo and Aguablanca mines were based on the new fair values allocated to each of the respective mining assets acquired in accordance with CICA Handbook Section 1581 "Business Combinations".

Year-to-date, depreciation, depletion and amortization were $119.2 million as compared with $42.1 million for same period in 2006. The amount of depreciation, depletion and amortization increased in the third quarter of 2007 over the prior two periods in the current year as a result of the addition of the Aguablanca operations.

General Exploration and Project Investigation

General exploration and project investigation costs increased $9.7 million to $11.4 million in the third quarter 2007 compared to $1.7 million during the same period in 2006. A significant portion of this increase relates to continued drilling and exploration activities at the Company’s Portuguese mining concessions and higher exploration activities in Sweden and Ireland. Please refer to the exploration activities section for further detail.

Year-to-date, exploration and project investigation costs totaled $24.5 million as compared with $5.4 million for the same period in 2006. The Company spent $13.9 million on exploration in Portugal, $6.6 million in Sweden, $2.6 million in Ireland and $1.4 million in Spain.

Selling, General and Administration

Selling, general and administration costs were $6.2 million in the third quarter 2007 as compared with $3.1 million during the same period in 2006. This increase was due primarily to the costs associated with the Sarbanes Oxley ("SOX") compliance project, higher travel costs, costs associated with the listing on the New York Stock Exchange as well as the additional personnel and administrative costs associated with the recent mergers and acquisitions.

Year-to-date, selling, general and administration costs were $18.9 million as compared with $8.2 million for the same period in 2006.

Stock Based Compensation

Stock based compensation costs were $6.3 million in the third quarter 2007, the bulk of which relates to a comprehensive grant of stock options to key personnel. Additionally, the vesting of options granted in previous periods contributed to the overall amount.

Year-to-date, stock based compensation costs were $9.4 million as compared with $2.1 million for the same period in 2006.

Foreign Exchange Losses

Foreign exchange losses increased in the third quarter of 2007 to $4.0 million as compared with a gain of $0.1 million for the same period in 2006. Foreign exchange losses were due primarily to the holding of significant US denominated cash and trade accounts receivable balances at the Company’s Neves-Corvo and Aguablanca mines where the functional currency is the Euro. The US currency continued its decline against all major currencies during the third quarter.

Year-to-date, foreign exchange losses totaled $15.7 million compared with $2.7 million for the same period in 2006.

Losses on Derivative Instruments

Losses on derivative instruments are comprised of realized and unrealized gains and losses from marking-to-market the Company’s outstanding metal forward sales and metal options contracts. The net loss on derivative contracts during the third quarter was $18.2 million compared with a net loss of $5.0 million for the same period in 2006, the increase the result of the rise in the price of lead and the punitive impact on the Company’s outstanding lead hedging. The figure for the current period is comprised of a realized loss of $18.0 million and an unrealized mark-to-market loss of $0.2 million.

Year-to-date, losses on derivative instruments totaled $51.4 million compared with $14.9 million for the same period in 2006. As noted above, the year-over-year increase is largely the result of the rising price of lead throughout 2007 coupled with additional lead hedging during the second quarter of 2007.

Current Income Taxes

Current income tax provision increased $22.1 million to $22.7 million for the third quarter 2007 compared with $0.6 million for the same period in 2006. The bulk of the increase relates to the taxable income from the Neves-Corvo mine, which was not part of the operating results of the Company until the fourth quarter of 2006. Additionally, there was a tax expense of $4.6 million during the current quarter related to the disposition of the available-for-sale securities.

Year-to-date, the current income tax expense was $86.3 million compared with a current income tax expense of $22.7 million for the same period in 2006. Driving the year-over-year increase is the provision related to earnings from the Neves-Corvo mine combined with gains of $77.9 million on the sale of investments during 2007.

Future Income Tax Recovery

Future income tax recovery for the third quarter of 2007 was $45.4 million compared with a tax expense of $9.2 million for the same period in 2006. This reversal was due primarily to the substantially-enacted tax rate change in the 2008 tax rate for Portugal from 21.5% down to 16.5%, resulting in a recovery in the current period.

Year-to-date, the future income tax recovery was $57.2 million compared with a future income tax expense of $8.9 million for the same period in 2006.

Operations

Neves-Corvo Mine

	Three months ended		Nine months ended
	September 30,		September 30,
(100% OF PRODUCTION)	2007	2006	2007	2006
Ore mined (tonnes - includes copper and zinc plants)	640,612	533,060	1,894,947	1,515,657
Ore milled (tonnes - includes copper and zinc plants)	637,642	539,121	1,895,307	1,548,991
Grade per tonne
Copper (%)	4.5	4.5	4.7	4.6
Zinc (%)	7.9	8.0	7.9	8.0
Recoveries
Copper (%)	84	88	86	89
Zinc (%)	76	50	78	50
Production (metal contained)
Copper (tonnes)	20,585	18,300	64,865	59,951
Zinc (tonnes)	5,904	3,018	18,145	3,018
Silver (ounces)	211,287	153,278	635,650	494,591
Sales*	$160,620	$133,092	$474,515	$390,490
**Cash cost per pound of payable copper sold	$0.90	$0.82	$0.76	$0.84

* The 2006 comparative figures were from EuroZinc’s third quarter 2006 Management’s Discussion and Analysis
** Cash cost per pound of payable copper sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Ownership

The Company merged with EuroZinc Mining, which was the 100% owner of the Neves-Corvo mine, on October 31, 2006 and the EuroZinc operating results were consolidated into the financial statements of the Company from November 1, 2006.

In order to provide comparable data, the 2006 production figures and financial data are presented for the three and nine months ended September 30, 2006. However, results from the Neves-Corvo operation have only been included in the Company’s operating results from November 1, 2006.

Production

A total of 640,612 tonnes were mined in the third quarter, an increase of 107,552 tonnes or 20% over the same period in 2006. This result includes a full mine maintenance and refurbishment shutdown of 11 days which was completed in July, 2007. The increased extraction and throughput rates were achieved via the productivity gains that have been realised at the mine. Production of copper metal for the first nine months of 2007 was 8% higher than in the same period in 2006. Production of contained zinc was 5,904 tonnes for the third quarter, being 95% greater than for the same period in 2006 with the zinc plant operating as planned.

The cash cost per pound of payable copper metal sold during the third quarter of 2007 increased 10% to $0.90 compared to the same period in 2006. The cash cost per pound of payable copper metal sold for the first nine months of 2007 was 10% less than for the corresponding period in 2006 due primarily to the increased zinc by-product credits and the improved productivity which aided in offsetting the rising costs of consumables.

Construction of the second copper grinding and flotation line was completed and the circuit commissioned in October. This new circuit can now treat copper slag or copper ores at a rate of up to 100 tonnes per hour.

Zinkgruvan Mine

	Three months ended		Nine months ended
	September 30,		September 30,
(100% OF PRODUCTION)	2007	2006	2007	2006
Ore mined (tonnes)	174,214	183,003	616,975	547,300
Ore milled (tonnes)	171,453	188,169	637,611	561,636
Grades per tonne
Zinc (%)	10.4	8.8	8.5	10.7
Lead (%)	4.4	4.4	4.6	4.7
Silver (g/t)	93	93	87	95
Recoveries
Zinc (%)	94	92	94	94
Lead (%)	88	89	88	88
Silver (g/t)	75	77	77	75
Production (metal contained)
Zinc (tonnes)	16,745	15,374	50,823	56,159
Lead (tonnes)	6,630	7,373	25,937	23,197
Silver (oz)	388,276	432,400	1,319,279	1,285,156
Sales	$52,028	$35,806	$159,948	$135,356
*Cash cost per pound of payable zinc sold	$0.17	$0.55	$0.22	$0.50

* Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and revenue-based royalties. See Non-GAAP Performance Measures.

Production

A total of 174,214 tonnes of ore were mined during the third quarter 2007, which represents a 4.8% decrease as compared to the same period in 2006. The decrease in throughput was primarily due to lower mining rates in two stoping sections that were restricted by an increase in oversize and premature closure of blast holes.

Notwithstanding the short-term affect on production, the two-week planned maintenance program in July was executed successfully.

The zinc ore grade improved during the third quarter due to ore contribution from Nygruvan 950 stope 260, which is higher in zinc than the average for the mine.

The cash cost per pound of payable zinc metal sold during the third quarter of 2007 decreased to $0.17 per pound compared to $0.55 per pound for the same period in 2006. This decrease in cash cost was due primarily to increased lead sales, lower 2007 treatment charges and improved productivity, which aided in offsetting the rising cost of consumables.

Cash cost per pound of payable zinc metal for the nine months of 2007 decreased 56% to $0.22 per pound coompared to $0.50 per pound for the corresponding period in 2007.

Storliden Mine

	Three months ended		Nine months ended
	September 30,		September 30,
(100% OF PRODUCTION)	2007	2006	2007	2006
Ore mined (tonnes)	53,365	85,400	209,363	258,200
Ore milled (tonnes)	56,193	107,920	196,778	269,775
Grades per tonne
Copper (%)	1.1	3.1	1.8	3.5
Zinc (%)	3.7	8.5	6.3	9.1
Recoveries
Copper (%)	91	91	91	91
Zinc (%)	89	90	92	91
Production (metal contained)
Copper (tonnes)	550	3,046	3,248	8,499
Zinc (tonnes)	1,823	8,220	11,374	22,096
Sales	$9,179	$28,992	$48,395	$87,022
*Cash cost per pound of payable zinc sold	$(0.25)	$(0.53)	$(0.14)	$(0.37)

* Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and revenue-based royalties. See Non-GAAP Performance Measures.

Production

It is expected that production activities at this operation will be extended to the end of the first quarter of 2008 as an additional 50,000 tonnes of ore has been identified outside the delineated reserve in the Lower West and Upper East areas of the mine.

Ore mined during the third quarter of 2007 was 53,365 tonnes as compared with 85,400 tonnes in the third quarter of 2006.

A total of 56,193 tonnes of ore was milled during the third quarter, representing a decrease of 48% compared to the same period in the previous year while the year to date comparison indicates a reduction of 27%. However, 27,000 tonnes more than originally budgeted have been milled year to date.

As the operation draws nearer to closure, copper and zinc grades, as well as ore throughput are expected to decline.

The cash cost of payable zinc sold was negative $0.25 per pound for the third quarter 2007 compared to negative $0.53 per pound for the same period in 2006. Copper and zinc head grades continue to be significantly lower this quarter when compared with the prior year.

The closure of the mine is scheduled for the second quarter 2008. Total costs for the closure of the operations are expected to be less than $400,000 and the corresponding provision has already been made.

Galmoy Mine

	Three months ended		Nine months ended
	September 30,		September 30,
(100% OF PRODUCTION)	2007	2006	2007	2006
Ore mined (tonnes)	111,226	157,263	319,413	446,481
Ore milled (tonnes)	104,709	154,625	321,140	456,506
Grades per tonne
Zinc (%)	13.8	13.0	13.1	12.3
Lead (%)	4.1	3.2	3.5	3.5
Recoveries
Zinc (%)	82	84	82	82
Lead (%)	77	69	74	66
Production (metal contained)
Zinc (tonnes)	11,920	16,750	34,494	46,582
Lead (tonnes)	3,276	3,376	8,253	10,457
Silver (ounces)	26,601	28,106	68,368	114,654
Sales	$29,480	$32,870	$82,119	$81,154
Cash cost per pound of payable zinc sold*	$0.65	$0.87	$0.89	$0.80

* Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production

Ore mined during the third quarter of 2007 was 111,226 tonnes as compared with 157,263 tonnes in the same period in 2006. The decrease was primarily due to the distraction created by a protracted wage increase negotiation with the unions and stope scheduling challenges generated by volume shortfalls and setting delays in the backfilling operations. The former was recently resolved and management expects normal production levels to resume. A technical solution is being sought to accelerate backfill setting times and thus re-establish optimum stoping sequences.

The ore milled for the quarter was 104,709 tonnes as compared to 154,625 tonnes in the same period in 2006. The shortfall was due to a lower than planned output from the mine, and industrial action by the concentrate trucking firm’s employees which caused unplanned mill downtime as the concentrate load-out bays were not being cleared. Zinc recovery was 82%for the quarter, slightly lower than the corresponding quarter in 2006. Lead recovery at 77% was significantly higher than the same period in 2006 due to lead circuit improvements.

The zinc head grade was 13.8% for the quarter as compared to 13.0% for the corresponding quarter in the previous year. Ore throughput is expected to increase during the fourth quarter of 2007.

The cash cost per pound of payable zinc sold was $0.65 per pound for the quarter 2007 as compared to $0.87 per pound for the same period in 2006. This decrease was due to higher by-product credits for lead but was partially offset by higher operating costs as a result of low productivity compared with the same quarter in 2006.

Aguablanca Mine

	Three months ended		Nine months ended
	September 30,		September 30,
(100% OF PRODUCTION)	2007	2006*	2007	2006*
Ore mined (tonnes)	438,012	319,020	1,286,980	1,066,064
Ore milled (tonnes)	433,178	374,963	1,262,852	1,049,374
Grades per tonne
Nickel (%)	0.5	0.6	0.5	0.6
Copper (%)	0.4	0.5	0.4	0.5
Recoveries
Nickel (%)	77	68	76	72
Copper (%)	92	88	91	90
Production (metal contained)
Nickel (tonnes)	1,579	1,542	4,940	4,763
Copper (tonnes)	1,519	1,697	4,733	4,840
Sales	$41,343	$59,087	$150,128	$159,776
Cash cost per pound of payable nickel sold**	$8.10	$5.54	$7.94	$3.85

* The 2006 comparative figures were from Rio Narcea’s third quarter 2006 Management’s Discussion and Analysis while the 2007 year-to-date figures incorporate amounts disclosed in Rio Narcea’s second quarter 2007 Management’s Discussion and Analysis.
** Cash cost per pound of payable nickel sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Ownership

The Company purchased Rio Narcea Gold Mines, Ltd. (100% owner of the Aguablanca mine) on July 17, 2007 and the Rio Narcea operating results were consolidated into the financial statements of the Company from that date onwards.

In order to provide comparable data, the 2006 and 2007 production figures and financial data are presented for the three and nine months ended September 30, 2006 and 2007. However, results from the Aguablanca operation have only been included in the Company’s operating results from July 17, 2007.

Production

Ore mined during the third quarter 2007 was 438,012 tonnes or 37% higher than ore mined during the same period in 2006. The increase is due to the significant improvement in the treatment plant feed rate which constrained mine production during 2006. Waste extracted during the third quarter of 2007 was 3.04 million tonnes or 58% higher than waste extracted during the same period in 2006. Year to date the waste removal is behind schedule and a concerted effort is being made together with the mining contractor to recover the shortfall.

Ore milled during the quarter was 433,178 tonnes or 16% higher than in the same period in 2006. The increased ore production is largely due to higher plant availability, which in turn can be attributed to the implementation of a preventive maintenance plan and the optimization of the crushing area of the plant. Nickel and copper recoveries for the third quarter 2007 were 76.9% and 92%, respectively, or 13% and 4.2%, respectively, higher than in the same quarter of 2006, mainly due to an optimization of the flotation process. Nickel concentrate grade for the third quarter of 2007 was 7.07% or 11.3% higher than for the same period in 2006, for the same reason.

Nickel and copper production during the third quarter of 2007 were 1,579 tonnes and 1,519 tonnes, respectively, or 2.4% higher and 10.4% lower than for the same period of 2006. Improvements in both ore processing and metal recoveries partially compensated for lower ore feed grades.

The cash cost per pound of payable nickel sold was $8.10 per pound for the third quarter of 2007 compared to $5.54 per pound for the same period in 2006. On a year to date basis cash costs increased by 106% compared to the same period in 2006. The increases mentioned are the result of higher mine costs due to the planned increase to the strip ratio, combined with higher nickel prices that pushed treatment charges higher as per the price participation clause in the existing agreement with the smelter.

Mine Development and Project Highlights

Ozernoe Project

Activity on the Ozernoe zinc/lead open pit project in south-eastern Siberia increased significantly during the third quarter. A report on past data and prefeasibility studies was completed to form the basis for negotiations with consulting firms and contractors identified to perform final feasibility study work. Work on the feasibility study continued with the objective of completing feasibility work prior to the end of 2008. Work on an oxide study also continued by various parties from Australia, the St. Petersburg Institute, and the Russian partner’s (Metals of Eastern Siberia Resources) geologic team. This study is expected to continue into the first half of 2008. The project independent consulting firms, funding partners and Ozerny GOK (OzGOK) personnel met in a formal planning session on key feasibility and TEO (Russian feasibility equivalent) activities and target milestones. Project work is proceeding with the objective of being in full production by 2012 as a major lead/zinc producer.

The next phase of in-fill drilling is being prepared as assay results from the previous phase became available. Assay results received to date from independent laboratories compare favourably with site assay determination methods.

Pit geotechnical and water well drilling advanced and a series of four water well holes were drilled to locate a potable water resource. Three of these holes provided positive results in terms of quantity and quality of water and will be used for water supply prior to year end. Additional water well drilling is planned for future process plant water supply.

Construction of temporary facilities and local infrastructure improvements continued on the camp, local power lines and bridge installation. The construction camp is expected to be completed and occupied prior to year end, the power line installation was nearing completion at the end of the quarter, and approval for the new substation installation at Gunda is expected in the fourth quarter and the bridge over the Kholoy River was completed.

Base line environmental data collection was advanced and environmental and a social impact program scope, including budgets and resources, were refined in preparation for advancement of these studies in the fourth quarter and in parallel to the feasibility study work.

Aljustrel

Critical processing equipment that had been delayed in delivery is now being installed and it is planned to commence with zinc concentrate production by the latter half of the fourth quarter.

The Moinho mine can supply ore to the mill and mining activities to date have generated a zinc ore stockpile of approximately 100,000 tonnes for processing. In addition there are substantial stockpiles of copper and zinc ores from the Moinho mine that have been trucked to the Neves-Corvo operations.

Tenke Fungurume Project

Under the direction of operating partner Freeport McMoran, through one of its Phelps Dodge subsidiaries, detailed engineering and procurement surpassed the 50% completion point at the end of the third quarter. As well, construction work is ramping up on the project in Katanga Province, located in the south of the Democratic Republic of Congo ("DRC").

Construction activities during the quarter focused on plant site and ancillary shop area civil works and road access improvements. Civil works progressed on a 24 hour seven days a week schedule to ensure major plant earthworks were completed ahead of the November start of the rainy season. Expansion of the construction camp continued in phases to support the more than 1000 construction and support staff now on the project. Permanent housing installation also advanced with more than 500 houses now under construction.

A concrete installation contractor mobilized with a crushing plant and batch plant on site and concrete works have started. A second contractor is being mobilized to further advance the project schedule.

Purchased plant equipment storage customs clearance warehouses are under construction. Preparations were also made for tank platework erection contractor mobilization in the fourth quarter.

Exploration drilling (infill and stepout) progressed at the Kwatebala, Fwalu and Goma deposits with approximately 5000 meters being drilled per month. A major concession exploration drilling program to support plant expansion plans was defined and approved for commencement in the fourth quarter. Total concession drilling for 2007 is expected to be in approximately 50,000 meters.

Subsequent to the installation of DRC’s newly elected government, a formal review process commenced during the third quarter whereby a government commission, aided by international observers are reviewing mining agreements signed over the last several years as the country progressed through the peace and transitional government process. As part of the review process, a government commission team was received by the Tenke Fungurume project and a successful site visit was conducted. The overall review process is expected to be complete prior to year end.

Social program activities were extensive during the quarter, including completion of 25% of the fresh water wells planned for more than 40 villages in the region. Three primary schools sponsored by the project are now fully operational, agricultural and anti-malarial programs, and more than 20 small enterprise businesses (brick making, wire fence manufacturing, and aggregate production) are fully mobilized to improve regional social conditions.

Good process was made on negotiations with a consortium of banks for project debt financing during the quarter with the intent to have debt facility drawdown in place by year end. Construction is currently being funded with cash provided 70:30 respectively by Freeport and Lundin Mining and will continue so until debt financing is in place. In a subsequent event, the project operator, Freeport, announced that projected capital costs are expected to exceed the direct cost budget of $650 million. Freeport has advised its partners that costs could approach $900 million as a result of scope changes and a general escalation of costs for construction projects worldwide.

The project is progressing towards copper and cobalt production in the first half of 2009.

Neves-Corvo – Lombador Zinc Project

During the third quarter, an internal study was conducted to support a request for a capital investment to develop the Lombador underground zinc deposit, which is directly adjacent to the Neves-Corvo mine in Portugal to significantly expand the Company’s zinc production in three years. Capital to conduct the completion of a final feasibility study was approved.

Zinkgruvan Copper Project

Zinkgruvan staff prepared for and received permission from the Lundin Mining Board for a capital investment to exploit a high grade copper deposit lying adjacent to one of Zinkgruvan’s zinc deposits in Sweden. In addition to facilitating copper production, this expansion is intended to improve zinc mining flexibility.

Exploration Highlights, Third Quarter 2007

Portugal

Neves-Corvo Near-Mine Exploration (copper-zinc)

A total of 6,531 metres in six deep exploration drill holes was carried out during the third quarter near to the Neves-Corvo mine. Exploration efforts continued to focus on the world-class Lombador deposit at Neves-Corvo with the 2007 program objectives of producing an NI43-101 compliant indicated resource and to increase the size of the inferred resource. Highlights of the drilling this quarter included a 58 metre intersection of massive sulphides grading 8.7% zinc and 2.6% lead. Additionally, a down-dip, step-out drill hole intersected the second thickest section of massive sulphides (92 metres) ever encountered at Lombador that contained a 67 metre (est. true thickness) interval grading 8.0% zinc and 2.9% lead that is also underlain by a 16 metres thick zone of feeder-style stringer sulphide mineralization grading 3.9% copper. This high-grade zone of zinc-copper mineralization is completely open down-dip and along strike. Another large step-out drill hole located 220 metres along strike is currently in progress.

Aljustrel Near-Mine Exploration (copper-zinc)

Nine drill holes were completed on the Aljustrel Mine Lease for a total of 6,480 metres. The drilling was successful in expanding the known boundaries of the Feitais deposit and upgrading a portion of the existing inferred resource to indicated category.

Portugal Greenfields Exploration (copper-zinc)

The Bell Geospace FTG airborne gravity system began a large survey that includes the Aljustrel and Neves Corvo mine areas. Crone Geophysics continues to test prospective ground gravity targets with their deep-penetrating SQUID time-domain electromagnetic ("TEM") geophysical survey system. One very interesting coincident gravity-TEM anomaly has been detected and is planned to be drill-tested this year.

Spain

Aquablanca Ni Deposit

A total of 4,955 metres was completed within 19 drill holes near to the main deposit in the third quarter. The focal point for exploration efforts has been the E-W trending, steeply plunging sulphide mineralization within the Deep Body which lies adjacent to and beneath the main deposit. Infill and step-out drilling this quarter has doubled the strike extent of the Deep Body to at least 200 metres with the dip extent varying from 50 metres in the west to 150 metres in the east where the body still remains open. High nickel plus copper grades within the mineralization have been confirmed by the drilling. The actual results will be announced once all assays are returned.

Ossa Morena Regional Ni Program

Drilling was focused in the third quarter on the Argallón and Cortegana nickel properties which are located within a 65 kilometres radius of the Aguablanca mine. At Argallón a total of 1,098 metres was drilled in 6 holes with all holes encountering broad intervals of weakly disseminated sulphide mineralization at the contact between an ultramafic intrusion and meta-troctolitic gabbros – a favourable geological setting for magmatic-type massive sulphide Ni-Cu-PGM mineralization. At Cortegana a total of 552 metres was drilled in two holes; both holes intersecting weakly disseminated sulphides and one hole intersecting a wide interval of weakly disseminated sulphide mineralization containing thinner, more sulphide-rich zones. These drill results are similar to results from holes drilled at the periphery of the Aguablanca deposit and may represent a broad disseminated halo associated with more concentrated nickel sulphide mineralization. A high-resolution, helicopter-borne, time-domain electromagnetic survey ("VTEM") was initiated at the end of the quarter that will cover the Aquablanca mine area, the Argallón and Cortegana project areas as well as three other selected areas that are prospective for nickel-copper deposits.

Toral Project (zinc-lead-silver)

Exploration drilling at this project located in northwest Spain continued in the third quarter with the completion of three drill holes and the start of a fourth hole for a total of 1,210 metres drilled during the quarter. Results of this drilling continues to confirm the historical results, indicating that the sulphide mineralization narrows up-dip into these shallower zones hosted by a more silicified, less favourable rock. Drill-testing beneath the historical resource will resume next quarter.

Ireland

Galmoy near-mine exploration (zinc-lead)

A total of 1,092 metres in 9 drill holes was completed in the mine license and an additional 7,211 metres of exploration drilling were completed in 65 drill holes by six drill rigs within the Galmoy license block this quarter. Exploration continues to focus on identifying new zones of resource-grade mineralization that can extend the current life of the mine. Delineation drilling of resource grade mineralization at the recently discovered M-Zone continued in the quarter with three additional holes intersecting high-grade zinc mineralization. The M-Zone is located near to the mill site (although approximately 100 metres below surface) and is within 200 metres of open workings in the CW orebody. Drill-testing in the fourth quarter will focus on delineating the M-Zone westward beneath the mill site. Nonetheless the drilling to date has not significantly extended the life of mine.

Sweden

Zinkgruvan near-mine exploration (zinc-lead-silver)

Seven holes were drilled totaling 2,704 metres with four drill rigs. Directional drill-testing of the deep Dalby zone, located beneath the western part of the Zinkgruvan mine, continued in the third quarter. High-grade zinc-lead-silver mineralization (assays pending) was encountered over a 4 metre interval in the first deviation hole at a vertical depth of 1137 metres and another interesting zone of zinc mineralization was encountered 65 metres into the hanging wall of the mine ore horizon. Drilling of the Finnafalet target, to the east of the Dalby area, has intersected Zinkgruvan mine stratigraphy which provides encouragement for discovering additional ore north of the mine. During the last week of September an additional new rig began drill-testing for ore along strike to the east of the Nygruvan orebody at the Tostebacka target; historic drilling never tested below 200 metre depths directly east of the mine.

Bergslagen District (zinc-lead-silver)

During the quarter 1,386 metres were drilled in 8 holes which tested a promising zone of sub-cropping zinc-lead-silver mineralization at the Tvistbo property. Drilling intersected visible high-grade zinc mineralization within a sulphidic rock package exceeding 50 metres in thickness. Complete assay results are expected to be disclosed in the fourth quarter.

Skellefte District (copper-zinc)

Exploration drilling was curtailed in the Skellefte district in the third quarter after the completion of 571 metres in four holes at the Copperstone and Mala B projects. Only minor base metal mineralization was encountered in the three Copperstone drill holes.

Metal prices and smelter treatment and refining charges

During the third quarter 2007 the prices for copper and lead increased by 1% and 45%, respectively, compared with the second quarter 2007. During the same period the prices for zinc and nickel decreased by 12% and 37% respectively. The inventory levels of lead and zinc on the London Metal Exchange ("LME") decreased during the third quarter 2007 compared with the second quarter 2007. At the end of the third quarter 2007, the LME stocks of lead were 22,150 tonnes (Q2: 45,075 tonnes) and zinc 61,350 tonnes (Q2: 73,000 tonnes). In the case of both lead and zinc, the decrease in inventories was a result of reduced exports from China. During the third quarter 2007 the LME inventories for both copper and nickel increased. The copper inventories ended the third quarter 2007 at 130,775 tonnes (Q2: 114,700 tonnes) and nickel at 32,442 tonnes (Q2: 8,910 tonnes). The increase of the copper inventories was a result of reduced sales of copper to China. During the third quarter 2007 producer de-stocking of stainless steel continued which has led to a reduced demand for nickel resulting in continued increased inventories.

		Three months ended			Nine months ended
		September 30,		Change	September 30,		Change
(Average)		2007	2006	%	2007	2006	%
Zinc	US$/pound	1.46	1.53	-5%	1.56	1.35	16%
	US$/tonne	3,226	3,363	-4%	3,448	2,966	16%

Lead	US$/pound	1.43	0.54	165%	1.07	0.53	102%
	US$/tonne	3,142	1,189	164%	2,367	1,177	101%

Copper	US$/pound	3.50	3.48	1%	3.22	3.00	7%
	US$/tonne	7,710	7,670	1%	7,094	6,607	7%

Nickel	US$/pound	13.70	13.07	5%	18.09	9.64	88%
	US$/tonne	30,195	28,812	5%	39,886	21,248	88%

Silver	US$/ounce	12.70	11.70	9%	13.12	11.22	17%

During the third quarter 2007 the spot treatment charges ("TC") for zinc concentrates increased and even exceeded the level of the terms of the 2007 annual contracts of $300 per dry tonne ("dmt") based on a zinc price of $3,500 per tonne. The spot TC ended the quarter at $325 per dmt flat (i.e. without price participation) or some $43 per dmt higher than the annual terms at the average price for the third quarter of 2007 ($3,226 per tonne).

The spot TC for copper concentrates continued to fall during the third quarter. After reaching a low of approximately $5 per dmt and a refining charge ("RC") of $0.005 per payable pound of copper contained in August the spot terms ended the quarter at a TC of approximately $20 per dmt and a RC of $0.02 per payable pound of copper contained and without price participation ("PP") which provided the smelters with an increase of the RC when the copper price increased.

The spot TC for lead concentrates remained at a high level during the third quarter of 2007. As a result of the introduction by China of an export tax on refined lead China has reduced its imports of lead concentrates and its production of refined lead. The spot purchases of lead concentrates by the Chinese smelters have halted and almost all lead concentrates being delivered into China comes under annual contracts. At the end of the quarter the spot TC in China was approximately $200 per dmt of concentrates flat.

Outlook

The consumption of copper and zinc in China continues to be strong. The world-wide availability of lead metal has decreased by the reduction of exports from China as a function of the introduction of an export tax on refined lead. These market conditions should translate into reduced LME inventories for these metals. The Company is optimistic that the prices for copper, zinc and lead will remain at current levels for the balance of 2007.

It should be noted that the price of silver for silver produced in concentrate from Zinkgruvan has been fixed by the 2004 silver transaction with Silver Wheaton whereby Zinkgruvan receives the lesser of the prevailing silver price at time of delivery or $3.90 per ounce of silver delivered. The up-front cash payment received from Silver Wheaton in December 2004 has been deferred on the balance sheet and is realized on the statement of operations when the actual deliveries of silver occur.

During the third quarter 2007 the Company completed an agreement with Silverstone Resources to which the Company will sell all its all future silver in concentrate from the Neves-Corvo and Aljustrel mines at a fixed price of the lesser of the prevailing silver price at time of delivery or $3.90 per ounce of silver delivered, subject to an inflation adjustment. The upfront cash payment of $42.5 million, together with the common shares in Silverstone received by the Company, are valued at $89.1 million. This amount has been deferred and will be amortized over the life of the silver deliveries.

Currencies

	Three months ended			Nine months ended
	September 30,		Change	September 30,		Change
(Average)	2007	2006	%	2007	2006	%
SEK/US$	6.74	7.24	-7%	6.87	7.47	-8%
SEK/Cdn$	6.45	6.46	0%	6.23	6.60	-6%
Cdn$/US$	1.04	1.12	-7%	1.11	1.13	-2%
US$/Euro	1.38	1.27	-8%	1.34	1.24	-8%

Liquidity and Capital Resources

Cash Resources

The Company has cash and cash equivalents of $220.1 million as at September 30, 2007 compared with $402.2 million as at December 31, 2006 and $388.2 million at the end of the second quarter 2007. Cash and cash equivalents decreased $168.1 million from the second quarter 2007 due primarily to the cash purchase of Rio Narcea. The Company does not own any asset-backed commercial paper.

As at September 30, 2007, the Company had drawn down $61.9 million of a $575 million revolving credit facility first announced during the second quarter as part of the acquisition of Rio Narcea.

As at September 30, 2007, the Company had working capital of $164.6 million compared to working capital of $382.1 million as at June 30, 2007 and $292.6 million as at December 31, 2006. The decrease in working capital during the third quarter was due primarily to the purchase of Rio Narcea shares and warrants for cash, part of which was funded by the revolving credit facility noted above.

Capital Resources

Shareholders’ equity at September 30, 2007 was $3,992.0 million, an increase of $1,862.2 million from the second quarter 2007. This increase was due primarily to the acquisition of Tenke by issuing $1,329.7 million in shares of the Company. Also driving the increase were $123.1 million in net earnings for the third quarter and an increase of $126.6 million in cumulative translation adjustment as a result of a significantly weaker US dollar against the Euro, the Swedish Kronor and the Canadian dollar where the Company’s assets are held.

Hedging

The Company enters into derivative contracts for the purpose of managing risks and are not for trading purposes. During the third quarter the Company did not enter into any additional derivative contracts. As at September 30, 2007, the liability on marking-to-market the outstanding derivative contracts was $62.3 million, of which $7.8 million was classified as a current liability. Refer to the notes to the unaudited third quarter 2007 consolidated financial statements for full detail of outstanding hedge positions.

Critical Accounting Estimates

The Company’s accounting policies are described in Note 2 of the annual consolidated financial statements for the year ended December 31, 2006. For a complete discussion of those policies deemed most critical by the Company, refer to the Company’s 2006 annual MD&A, available on the SEDAR website, www.sedar.com.

Changes in accounting policies

Effective for the first quarter beginning on January 1, 2007, the Company has adopted Sections 1530 and 3855 of the CICA Handbook, "Comprehensive Income" and "Financial Instruments – Recognition and Measurement". Section 1530, Comprehensive Income is the net change in a company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as cumulative translation adjustments resulting from the translation of foreign denominated financial statements to US dollars using the current rate method and unrealized gains or losses on available-for-sale securities. Section 3855, Financial Instruments – Recognition and Measurement requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.

The adoption of Sections 1530 and 3855 resulted in changes to the Company's current period earnings and required an adjustment to the opening balances for investments and total assets.

The cumulative translation adjustment and unrealized gain on available-for-sale securities as at December 31, 2006 were $52.4 million and $3.2 million respectively. The aggregate of these amounts has been reported as a transition adjustment during the first quarter to the opening balance of Accumulated Other Comprehensive Income in the Interim Consolidated Statements of Changes in Shareholders’ Equity.

The cumulative translation adjustment and decrease in the fair value of available-for-sale securities for the three months ended September 30, 2007 were $126.6 million and $13.5 million net of tax, respectively, and are reported in the current period as other comprehensive income. Additionally, during the third quarter 2007 the Company disposed of certain available-for-sale securities resulting in a decrease to accumulated other comprehensive income of $10.4 million net of tax.

The cumulative translation adjustment and increase in the fair value of available-for-sale securities for the nine months ended September 30, 2007 were $182.4 million and $10.5 million net of tax, respectively, and are reported as other comprehensive income year-to-date. Additionally, during the nine months ended September 30, 2007 the Company disposed of certain available-for-sale securities resulting in a decrease to accumulated other comprehensive income of $20.4 million net of tax.

Risks and Uncertainties

The operations of Lundin Mining involve certain significant risks, including but not limited to credit risk, foreign exchange risk, and derivative risk. For a complete discussion of the aforementioned risks, refer to the Company’s 2006 annual MD&A, available on the SEDAR website, www.sedar.com

Reclamation Fund

As at September 30, 2007, the Company had $48.6 million in a number of reclamation funds that will be used to fund future site restoration and mine closure costs at the Company’s various mine sites. The Company will continue to contribute annually to these funds based on an estimate of the future site restoration and mine closure costs as detailed in the closure plans. Changes in environmental laws and regulations can create uncertainty with regards to future reclamation costs and affect the funding requirements.

Outstanding share data

As at November 9, 2007, the Company had 392,475,331 common shares issued and outstanding and 5,581,628 stock options and 306,720 stock appreciation rights outstanding under its stock-based incentive plans.

Non-GAAP Performance Measures

Zinc, copper and nickel cash production cost (US$/pound) are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company’s producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations. These performance measures have no meaning within Canadian Generally Accepted Accounting Principles ("GAAP") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

Reconciliation of unit cash costs of payable copper and zinc metal sold to the consolidated statements of operations

Thousands of US dollars, except zinc, copper and nickel cash production cost per pound:

	Three months ended September 30
	Zinkgruvan		Storliden		Galmoy
Zinc	2007	2006	2007	2006	2007	2006
Operating expenses, excluding depreciation	$13,323	$8,295	$5,648	$13,190	$13,393	$13,467
Treatment charges for zinc	11,288	13,741	1,080	6,310	9,288	16,577
By-product credits	(18,826)	(7,455)	(5,512)	(18,373)	(7,783)	(2,876)
Other items affecting cash production costs	-	1,356	(2,069)	(9,235)	-	(51)
Total	$5,785	$15,937	$(853)	$(8,108)	$14,898	$27,117

Zinc metal payable (tonnes)	15,274	13,038	1,550	6,989	10,445	14,136
Zinc metal payable (000's pounds)	33,673	28,735	3,417	15,403	23,027	31,156
Zinc cash production cost per
pound payable metal sold	$0.17	$0.55	$(0.25)	$(0.53)	$0.65	$0.87

	Nine months ended September 30
	Zinkgruvan		Storliden		Galmoy
Zinc	2007	2006	2007	2006	2007	2006
Operating expenses, excluding depreciation	$41,193	$30,758	$24,245	$39,766	$42,662	$39,436
Treatment charges for zinc	37,760	51,188	6,913	16,603	31,315	39,964
By-product credits	(57,547)	(26,747)	(22,334)	(47,295)	(17,165)	(8,998)
Other items affecting cash production costs	-	(2,091)	(11,808)	(24,271)	-	(1,027)
Total	$21,406	$53,108	$(2,984)	$(15,197)	$56,812	$69,375

Zinc metal payable (tonnes)	43,363	47,716	9,669	18,787	29,112	39,346
Zinc metal payable (000's pounds)	95,599	105,165	21,316	41,406	64,181	86,719
Zinc cash production cost per
pound payable metal sold	$0.22	$0.50	$(0.14)	$(0.37)	$0.89	$0.80

Neves-Corvo
	Three months ended		Nine months ended
	September 30		September 30
Copper	2007	2006	2007	2006
Operating expenses, excluding depreciation	$50,459	$26,050	$135,397	$75,500
Treatment charges for copper	9,263	10,850	33,987	35,400
By-product credits	(14,202)	(5,900)	(41,867)	(8,400)
Other items affecting cash production costs	(8,337)	-	(24,715)	-
Total	$37,183	$31,000	$102,802	$102,500

Copper metal payable (tonnes)	18,764	17,140	61,532	55,643
Copper metal payable (000's pounds)	41,368	37,787	135,655	122,671
Copper cash production cost per
pound payable metal sold	$0.90	$0.82	$0.76	$0.84

Aguablanca
	Three months ended		Nine months ended
	September 30		September 30
Nickel	2007	2006	2007	2006
Operating expenses, excluding depreciation	$40,835	$9,666	$40,835	$25,248
Operating expenses pre-acquisition by Lundin	-	-	50,539	-
Treatment charges for nickel	14,135	16,952	14,135	42,462
By-product credits	(15,491)	(10,782)	(15,491)	(33,499)
Other items affecting cash production costs	(11,429)	(516)	(11,429)	166
Total	$28,050	$15,320	$78,589	$34,377

Nickel metal payable (tonnes)	1,570	1,255	4,491	4,046
Nickel metal payable (000's pounds)	3,461	2,767	9,901	8,920
Nickel cash production cost per
pound payable metal sold	$8.10	$5.54	$7.94	$3.85

Management’s Report on Disclosure Controls and Procedures

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information requiring disclosure in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the three and nine months ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead, nickel, cobalt and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment in the countries where the Company has its mining operations and projects in will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Other Information

Additional information regarding the Company is included in the Company’s Annual Information Form ("AIF") and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission ("SEC"), respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.